SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

NEWPORT BANCORP, INC.
(Name of Issuer) Common Stock, Par Value $0.01
(Title of Class of Securities) 651754103
(CUSIP Number) December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
____________________

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 651754103	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 FUNDS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 213,020 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 213,020 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,020 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 651754103	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS M3 PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 213,020 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 213,020 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,020 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 651754103	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS M3F, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF UTAH, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 213,020 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 213,020 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,020 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 651754103	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Jason A. Stock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 213,020 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 213,020 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,020 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 651754103	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS William C. Waller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 213,020 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 213,020 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,020 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

Item 1.              (a)       Name of Issuer:

Newport Bancorp, Inc. (the “Issuer”)

(b)        Address of Issuer’s Principal Executive Offices:

100 Bellevue Avenue
Newport, RI 02840

Item 2.             (a)        Name of Persons Filing:

M3 Funds, LLC
M3 Partners, LP
M3F, Inc.
Jason A. Stock
William C. Waller

(b)       Address of Principal Business Office or, if None, Residence:

For all persons filing:

10 Exchange Place, Suite 510
Salt Lake City, UT  84111

(c)       Citizenship:

M3 Funds, LLC is a Delaware limited liability company
M3 Partners, LP is a Delaware limited partnership
M3F, Inc. is a Utah corporation
Mr. Stock and Mr. Waller are United States citizens

(d)       Title of Class of Securities:

Common Stock, Par Value $0.01

(e)       CUSIP Number:

651754103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable; filed pursuant to Rule 13d-1(c).

Item 4.             Ownership.

	M3 Funds, LLC	M3 Partners, LP	M3F, Inc.	Jason A. Stock	William C. Waller
(a) Amount Beneficially Owned:	213,020	213,020	213,020	213,020	213,020
(b) Percent of Class:	6.1%	6.1%	6.1%	6.1%	6.1%
(c) Number of Shares to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	213,020	213,020	213,020	213,020	213,020
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	213,020	213,020	213,020	213,020	213,020

The reported shares are the Issuer’s common stock, par value $0.01.

As of December 31, 2012, all 213,020 of the reported shares were owned directly by M3 Partners, L.P. (“M3 Partners”), whose general partner is M3 Funds, LLC (the “General Partner”) and whose investment adviser is M3F, Inc. (the “Investment Adviser”).  The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with M3 Partners.

Jason A. Stock and William C. Waller are the managers of the General Partner and the managing directors of the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser and M3 Partners.

Item 5.             Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.             Identification and Classification of Members of the Group.

Not applicable.

Item 9.             Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2013
M3 PARTNERS, LP
By: M3 Funds, LLC, General Partner By: /s/ Jason A. Stock Name: Jason A. Stock Title:Manager

Date: February 8, 2013
M3 FUNDS, LLC
By: /s/ Jason A. Stock Name: Jason A. Stock Title: Manager

Date: February 8, 2013
M3F, INC.
By: /s/ Jason A. Stock Name: Jason A. Stock Title: Managing Director

Date: February 8, 2013
/s/ Jason A. Stock
Jason A. Stock

Date: February 8, 2013
/s/ William C. Waller
William C. Waller